Mail Stop 3561

      January 25, 2006

Via  International Mail and Fax (44) 1629-813539
Ms. Nicola Yeomans
Vice President and  Principal Accounting  Officer
Peak Entertainment Holdings Inc.
Bagshaw Hall, Bagshaw Hill
Bakewell, Derbyshire  UK  DE45 1DL

	Re:	Peak Entertainment Holdings, Inc.
      Form 10-KSB/A  for Fiscal Year Ended December 31, 2004
		Filed January 19, 2006
      	File No. 33-18143

Dear Ms. Yeomans:

      We have reviewed your supplemental response letter dated
July
25, 2005 and your amended filing and have the following comments. As noted in our comment letter dated June 9, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for Fiscal Year Ended December 31, 2004

General

1. In your response to our comments below, please include the required Tandy language representation that we provided in our comment letter dated 9 June 2005.

Introductory Statement, page 2

2. Refer to your statement as follows: "The foreign exchange gain
(loss) arose from two sources: (i) translation adjustments and
(ii)
adjustments arising from the Company`s functional currency being UK pounds which is the principal source of the foreign exchange gain
(loss)." It appears to us that there is no clear distinction between
(i) and (ii described; both fall within the scope of paragraph 13 of
SFAS 52.  Furthermore, based on your response letter dated July
25,
2005 it appears that $371,113 results from translation adjustments from the functional currency to the US dollar, the reporting currency. Accordingly, we believe that the "foreign exchange gain" caption in the Consolidated Statements of Operations for 2003 and 2004 should be reported in its entirety as a component of Other Comprehensive Income/ Loss in the balance sheet. If you disagree, tell us why and cite your basis in the accounting literature.
3.
4. In note 2 (L) of your financial statements you disclosed that the company`s functional currency is the pound. However in your response letter dated July 25, 2005 you state: "over the past 18 months the functional currency has become more of United States Dollar due to our funding investment being raised in the United States and being in dollars. We are currently changing our finance system to reflect this change in functional currency." Have you changed your financial currency? If so, using the guidance in Appendix A of SFAS 52, tell us what significant changes in economic facts and circumstances you considered when you determined that the functional currency changed.
Refer to paragraphs 45 and 46 of SFAS 52. Also tell us whether the parent and subsidiaries have the same functional currency.

Sources and Uses of Cash from Operating Activities, page 24

5. We note that the related disclosures for the foreign exchange gain of $ 371,113 as reported in the Consolidated Statements of Operations appear to allude to, or denote, a foreign exchange loss.
Therefore,
it is not clear to us whether it was in fact a gain or loss.
Please
advise or revise. In this regard, please refer to your disclosures below:

* On page 24, you attributed the cash outflow, in part to, "the effects of the foreign exchange loss of $ 371,117..."

* On page 38, a positive adjustment (to reconcile net loss to net cash used in operating activities) for "foreign exchange gain/ loss" in the amount of $ 371,113 for 2004 in the Statement of Cash Flows appears to be indicative of a loss included in the Consolidated Statements of Operations.

* On page 41, you disclosed that the restatement adjustment had the effect of increasing the foreign exchange gain ... and increasing the cumulative translation loss ... by $ 32, 263." From your disclosure, it appears to us that in accordance with the restatement, you had reclassified a (foreign exchange) loss previously included in the Consolidated Statements of Operations into the Statements of Comprehensive Loss.





6. Additionally, we note your reference to a gain on the settlement of debentures for
$ 883,033. Accordingly, tell us how this relates to, and how you computedthe "gain/loss on settlement of convertible debentures and accrued interest" for $ 444,031 reported in the Consolidated
Statements of Operations. Tell us why accrued interest (as included in the caption), if any, is not reported as a component of interest expense.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director